United States securities and exchange commission logo





                              August 2, 2022

       Bill Chen
       Chief Executive Officer
       LAAA Merger Corp.
       667 Madison Avenue
       New York, NY 10065

                                                        Re: LAAA Merger Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed June 29, 2022
                                                            File No. 333-265885

       Dear Mr. Chen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please provide more prominent disclosure on the cover page that you are requiring public shareholders who wish
to redeem their ordinary shares to either tender their certificates to
                                                        Lakeshore   s transfer
agent or deliver their shares to the transfer agent electronically two business days
before the Extraordinary General Meeting. Please also provide prominent disclosure on
the cover page and in the Q&A section that shareholders should allot at least two
weeks to obtain physical certificates from the transfer agent. We note disclosure to this
effect on page 60.
 Bill Chen
FirstName   LastNameBill Chen
LAAA Merger     Corp.
Comapany
August      NameLAAA Merger Corp.
        2, 2022
August
Page  2 2, 2022 Page 2
FirstName LastName
2. Please revise the disclosure in the third paragraph concerning the Minimum Cash Amount to clarify that ProSomnus can waive the condition and therefore there is no guarantee that the combined company will have some or all of the $40 million immediately following the closing.
3. Please disclose here, or elsewhere as applicable, the Closing Net Indebtedness as of a recent date.
Questions and Answers About The Business Combination and the Extraordinary
General
Meeting
What happens if a substantial number of public shareholders vote in favor of the business combination proposal and exercise their redemption, page 10

4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and multiple interim redemption levels.
Will Lakeshore enter into any financing arrangements in connection with the Business
Combination?, page 10

5. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements conducted in connection with the
         business combination. Disclose if the SPAC   s sponsors, directors,
officers or their
         affiliates will participate in the private placement.
6. We note that you plan to enter into agreements with certain investors pursuant to which such investors will purchase convertible notes of PubCo with an aggregate principal funding equal to thirty million dollars in a private placement or placements to be consummated immediately prior to the consummation of the Business Combination. Revise the disclosure to discuss the key terms of any convertible securities
         and to disclose the potential impact of those securities on non-redeeming shareholders.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
Lakeshore Acquisition I Corp., page 19

7.       Please identify the underwriters upon first usage.
Post-Business Combination Ownership and Impact on the Public Float, page 21

8.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Lock-up Agreement, page 23

9.       Please identify the ProSomnus stockholders who are subject to the lock-up.
 Bill Chen
FirstName   LastNameBill Chen
LAAA Merger     Corp.
Comapany
August      NameLAAA Merger Corp.
        2, 2022
August
Page  3 2, 2022 Page 3
FirstName LastName
Interests of Certain Persons in the Business Combination, page 26

10. Please confirm here and on page 90 that the conflicts of interest discussion highlights all material interests in the transaction held by the sponsor and the
company   s officers and
         directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. As currently drafted, you disclose only certain interests "among other things." In addition, please revise your disclosure to clarify how the board considered these conflicts in negotiating and recommending the business combination.
11.      Please disclose the following risks here and on page 90:
             that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;
             the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-
             business combination company;
             that your Amended and Restated Certificate of Incorporation waived the corporate opportunities doctrine.
         Additionally, please disclose whether this waiver of the corporate opportunities doctrine impacted your search for an acquisition target.
12. We note that your sponsor and certain members of your management are involved with other SPACs, specifically Lakeshore Acquisition II Corp. Please disclose the existence of any related interests or conflicting duties in this section and on page 90.
We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements . ., page 52

13. With reference to the bracketed language on page 52, please revise to describe any FDA warning letters, censures, or FDA audits.
Risks Related to the Business Combination, page 61

14. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Lakeshore shareholders will experience immediate dilution as a consequence of the issuance of
PubCo Common Stock. . ., page 62

15. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants
 Bill Chen
LAAA Merger Corp.
August 2, 2022
Page 4
         retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions, and ensure that this disclosure also addresses the potential dilutive effects of the three tranches of earn-out shares.
Risks Related to Ownership of PubCo's Securities, page 63

16. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
17. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
PubCo's amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery. . ., page 66

18. Please revise this risk factor to disclose that there is a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Proposal No. 1 The Reincorporation Merger Proposal, page 74

19. With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be acted upon. For instance, and without limitation, we note the supermajority voting provisions voting requirements discussed on page
79. For additional
         guidance, please refer to the interpretations available at:

https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.
Proposal No. 3 The Acquisition Merger Proposal
Background of the Business Combination, page 92

20. Please revise the disclosure on page 94 to explain the discussions and negotiations held before and after the August 25 conference call. In this regard, it should be clear where each party stood with respect to valuation of ProSomnus when the parties ceased the transaction discussions for the first time. Discuss briefly some of the other alternatives that ProSomnus pursued following August 25.
FirstName LastNameBill Chen
21. Please disclose why Lakeshore and Prosomnus "decided to halt all conversations" on
Comapany    NameLAAA
       November   18, 2021Merger  Corp.
                            and why   they decided to resume the negotiations
on February 25,
       2022.
August 2, 2022 Page 4
FirstName LastName
 Bill Chen
FirstName   LastNameBill Chen
LAAA Merger     Corp.
Comapany
August      NameLAAA Merger Corp.
        2, 2022
August
Page  5 2, 2022 Page 5
FirstName LastName
22. Please revise to describe the discussions and negotiations regarding the Minimum Cash
         Condition, including the basis for establishing the condition at the $40 million level. In this regard, we note that March 3 letter of intent established the condition at the $30 million level.
23. Please revise the March 23 entry to explain the circumstances that necessitated the follow-
         up. For instance, explain the reference to    FDA Audit    and explain
the terms    MDR    and
            SOP    to provide context to the discussions.
Lakeshore's Board of Director's Reasons for Approving the Business Combination, page 97

24. Please clarify which "independent director reviewed and considered" potential conflict of interests during the business combination process. We note your disclosure on page 193 that you have three independent directors.
25. Please identify which "scientific studies indicat[ing] ProSomnus precision intraoral devices as the most effective treatment for mild and moderate OSA" were reviewed by
         Lakeshore's Board.
26.      We note your disclosure on page 95 that ProSomnus's financial advisor provided
         Lakeshore with projected annual financials through 2025; however, the projections beginning on page 98 only extend through 2023. Accordingly, please revise to provide the projections for 2024 and 2025. Also provide the 2018 and 2019 historical numbers.
27. Please revise to include any other financial projections provided to Lakeshore or its advisors on or after August 4, 2021. In this regard, we note that the February 25 entry
         indicates that ProSomnus   s financial advisor presented an    updated
   financial model to
         Lakeshore.
Summary of ProSomnus Financial Analysis, page 98

28. We have difficulty in fully understanding the basis for your revenue projections, which you expect to grow at a 67% CAGR during 2021 through 2023. Please provide the following information and revise your presentation accordingly.
             Provide a revenue breakdown by product for each year in the period 2020 through
              2023 that distinguishes between legacy products and next generation products such as
              EVO and RPM
             Quantify the sales price per unit and unit volumes underlying your revenue projections for 2022 and 2023, consistent with related information for 2021 and
              2020 presented on page 156.
             Describe and quantify key factors underlying changes in sales price per unit and unit volumes for each year over the period 2020 through 2023.
             Quantify the impact of each revenue growth driver on your revenue projections for
              2022 and 2023, as well as the impact of next generation devices, EVO and RPM
             Explain your consideration of the sensitivity of these revenue projections to ongoing economic disruption in the US and EU markets.
 Bill Chen
FirstName   LastNameBill Chen
LAAA Merger     Corp.
Comapany
August      NameLAAA Merger Corp.
        2, 2022
August
Page  6 2, 2022 Page 6
FirstName LastName
                Separately quantify the impact of each factor listed on page
100 on your gross margin
              of 59% for 2022 and 65% for 2023.
                Provide information that would assist us in determining the sensitivity beyond 2023
              of reasonably likely changes in your financial metric, Revenue CAGR, which you state was 67% for period 2021 through 2023.
29. We have difficulty in fully understanding your $168 million enterprise value for
         ProSomnus. Please provide the following information and revise your presentation accordingly.
             Describe and quantify the components of enterprise value and reconcile the associated equity valuation to merger consideration of $113 million to be issued in common stock to the former shareholders of ProSomnus.
             You state that "Lakeshore's board of directors looked at valuation based on the forecast provided by ProSomnus management for FY2022-2023." Explain the nature of this valuation and how it was prepared, including the level of assistance provided to Lakeshore's Board of Directors by its investment banking firm, Craig -Hallum
             Capital Group.
             Explain and quantify how this valuation at $168 million "resulted in a favorable comparison of ProSomnus."
             Describe and quantify the methods and assumptions underlying this valuation and explain whether earlier versions of this valuation based on different assumptions were considered by Lakeshore's Board of Directors.
30. Please disclose when ProSomnus's management prepared its internal projections.
U.S. Holders, page 116

31. Please have counsel provide a tax opinion addressing the material tax consequences that the Reincorporation and Acquisition Mergers will have on U.S. Holders who (i) hold shares in the combined company or (ii) redeem their Lakeshore shares. The tax opinion should address and express a conclusion for each material federal tax consequence. With
         reference to your disclosure on page 170 concerning Lakeshore   s
likely status as a PFIC,
         please note that counsel   s opinion should consider this PFIC status
and also address
         whether the Reincorporation qualifies or does not qualify as a
reorganization    within the
         meaning of Section 368 of the Code. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19. Business of Prosomnus, page 123

32. Please identify which studies has shown that patients "strongly favor ProSomnus intraoral devices over CPAP and other legacy oral appliance therapy devices." Similarly, please identify which "sponsored studies reported mean nightly use of 7.2 and
7.4 hours using
         ProSomnus devices" and which "independent studies found that patients treated with
         ProSomnus devices did not demonstrate the types of dental side effects commonly associated with CPAP and legacy oral appliances." Ensure that you provide information
 Bill Chen
FirstName   LastNameBill Chen
LAAA Merger     Corp.
Comapany
August      NameLAAA Merger Corp.
        2, 2022
August
Page  7 2, 2022 Page 7
FirstName LastName
         about these studies in the business section, including the number of patients they have enrolled and their findings.
Clinical Results and Studies, page 133

33. We note your disclosure that a "significant and growing body of published clinical evidence, including 653 patients evaluated across several independent and sponsored clinical investigations, supports the efficacy, compliance, safety, patient preference and symptom alleviation of ProSomnus therapy for patients with OSA." We also note that the clinical trials listed in this section do not include 653 total patients. Please disclose all clinical trials and their results or explain why you do not believe this information is material.
Intellectual Property, page 137

34. For each material patent or patent family, please revise your disclosure to include the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), the jurisdiction of the patents, and the expiration year.
35. We note your disclosure on page 137 that you rely on invention assignment agreements to protect your intellectual property rights. Please file these agreements as exhibits to the registration statement or, alternatively, provide an analysis supporting your belief that such filing is not required. See Item 601 of Regulation S-K. Relatedly, please ensure that
         other material contracts related to ProSomnus   s business, like
license, supply, or customer
         agreements, are filed as exhibits to the registration statement. Going Concern and Management's Plans, page 157

36.      Please revise here to discuss in greater detail Management   s plans.
In particular, revise to
         explain ProSomnus    current plans for the proceeds to be received in
connection with the
         Business Combination, including the approximate amount intended to be used for each specific purpose. To the extent that the proceeds are not sufficient to carry out the strategies you outline on pages 127-128, then please disclose which areas will require additional funding in the future.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 161

37. Please provide the following information related to your sale of intraoral devices and revise related information in your filing, accordingly.
             Explain your sales and marketing process for targeting sleep dentists, sleep physicians, primary care providers and integrated healthcare service providers that possess the necessary OSA training under AASM practice
guidelines.
             Explain the nature and degree of product personalization that you are required to
 Bill Chen
FirstName   LastNameBill Chen
LAAA Merger     Corp.
Comapany
August      NameLAAA Merger Corp.
        2, 2022
August
Page  8 2, 2022 Page 8
FirstName LastName
              perform before and after the typical sale of an intraoral device.
                Describe key terms for contracts with customers that purchase an intraoral device,
              including provisions governing product performance, product defects and returns/rebates.
                Describe performance obligations associated with your sale of intraoral devices,
              including any requirements to train sleep dentists, sleep physicians and other providers, assist with their personalization of the device and address post-prescription device performance and patient satisfaction.
                Explain your consideration of the list price in determining transaction price. On
              page 135, you state that "the list price for each product is based upon an analysis of competitive prices, capacity dynamics, marginal manufacturing costs, incremental value created to the customer and our business strategy." In this regard, explain how you develop selling prices for your intraoral devices, how often these prices are revised and the degree to which your pricing is effectively fixed or varies on a customer-by-customer basis.
                Expand your discussion of revenue recognition on page 161 to fully address the
              requirements of ASC 606-10-50-1 through 50-3 and ASC
606-10-50-17.
                Expand your footnote disclosure addressing revenue recognition on pages F-12 and
              F-44 to address all of the requirements of ASC 606-10-50, particularly ASC 606-10-
              50-12 and ASC 606-10-50-18 through 50-21.
Current Directors and Executive Officers of Lakeshore, page 191

38. It appears that Bill Chen and H. David Sherman are current directors and officers of Lakeshore Acquisition II Corp.; however, this business experience is not disclosed. If these parties are still serving in these roles, please revise this section to disclose this business experience. Refer to Item 401(e) of Regulation S-K. Signatures, page II-6

39. Your current signature block states that Bill Chen is your President, Sole Director,
         Principal Executive Officer, Principal Financial Officer and Principal Accounting
         Officer. This conflicts with your disclosure on page 191 that Mr. Chen is currently serving as your Chief Executive Officer and Chairman and that you have four additional members of your board, including a different CFO. Please reconcile. If necessary, ensure that your registration statement is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors.
General

40.      We note that Craig Hallum and Roth Capital were underwriters for
Lakeshore   s initial
         public offering and served as advisers in connection with the proposed business combination transaction. We also note that Gordon Point Capital and Solomon Partners provided advisory services to ProSomnus. We further note press reports that certain
 Bill Chen
LAAA Merger Corp.
August 2, 2022
Page 9
      financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about them ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, disclose whether any other financial advisor served the parties, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameBill Chen
                                                           Division of
Corporation Finance
Comapany NameLAAA Merger Corp.
                                                           Office of Life
Sciences
August 2, 2022 Page 9
cc:       Giovanni Caruso
FirstName LastName